Exhibit 99.1

Impel Pharmaceuticals Inc.

Corporate Presentation

May 2022

Forward-Looking Statements

This presentation and the accompanying oral commentary contains forward-looking statements that are based on our management's beliefs and assumptions and on information currently available to our management. Forward-looking statements include all statements other than statements of historical fact contained in this presentation, including information concerning our future financial performance, business plans and objectives, timing and success of our planned development activities, our ability to obtain regulatory approval, the potential therapeutic benefits and economic value of our product candidates, potential growth opportunities, competitive position, industry environment and potential market opportunities.

Forward-looking statements are subject to known and unknown risks, uncertainties, assumptions and other factors. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. These factors, together with those that may be described in greater detail in our most recent Annual Report on Form 10-K, Quarterly Report on Form 10-Q and other reports the company files from time to time with the Securities and Exchange Commission, may cause our actual results, performance or achievements to differ materially and adversely from those anticipated or implied by our forward-looking statements.

In addition, statements that "we believe" and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this presentation, and although we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted a thorough inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Certain information contained in this presentation relates to or is based on studies, publications, surveys and other data obtained from third-party sources and the Company's own internal estimates and research. While the Company believes these third-party sources to be reliable as of the date of this presentation, it has not independently verified, and makes no representation as to the adequacy, fairness, accuracy or completeness of, any information obtained from third-party sources. In addition, all of the market data included in this presentation involves a number of assumptions and limitations, and there can be no guarantee as to the accuracy or reliability of such assumptions. Finally, while we believe our own internal research is reliable, such research has not been verified by any independent source.

The Impel Investment Opportunity

POD® Technology: Clinically Validated and Broad Utility

- Unique approach targeting upper nasal space; broad disease area applicability

Trudhesa™ - Significant Commercial Opportunity in Migraine Market

- Large, growing and dynamic market with significant unmet need

Highly Targeted Commercialization Strategy

- Initial 60-person salesforce; targeting 8K physicians (35% of Market Rxs)
- Strong early launch performance

INP105: Poised to Fill a Major Unmet Need

- Targeted for acute treatment of agitation and aggression in autism

Proven and Experienced Leadership Team

Impel PHARMACEUTICALS

The Trudhesa Clinical Profile

Trudhesa PK Levels – Comparable to IV DHE; Surpassed Migranal



Treatments
INP104 1.45 mg (n=31)
IV DHE 1.0 mg (n=32)
Migranal 2.0 mg (n=34)
Mean DHE Plasma Concentration (pg/mL)
100000
10000
1000
100
10
1
0
1
2
3
4
Time After Dose (h)
AUC in the First Two Hours – Thought to Be Critical to DHE Efficacy and Tolerability

Trudhesa Delivers Comparable Blood Levels

vs. IV DHE

- Similar blood levels (20 mins - 48 hours) without early C_{max} spike associated with nausea & vomiting

vs. MIGRANAL

- 4x increase in C_{max}
- 3x increase in AUC
- Much improved consistency of dosing, similar to IV infusion

Trudhesa – Impressive Efficacy from Phase III Study

74% of Enrolled Patients Continued Through 24 Weeks and 90% Enrolled Through 52 Week Extension



Percentage of subjects with 2 Hr Pain Freedom
38%
First Dose
TRUDHESA
Consistent 2 Hr Pain Freedom over 5,273 Migraines Treated
38%
34%
35%
38%
Migraines Treated
2,559
1,736
502
476
1st 12 weeks
2nd 12 weeks
3rd 12 weeks
4th 12 weeks
Percentage of subjects with 2 Hr MBS Freedom
52%

Trudhesa – Impressive Migraine Relapse-free Data

% of TRUDHESA Patients Not Requiring Rescue Med or Recurrence of Migraine at 24 and 48 Hours
(Of Those Pain Free at 2 Hours)


0%
20%
40%
60%
80%
100%
120%
24 Hours
93%*
*by week 21-24.
48 Hours
86%

86% of patients with migraines achieved **pain freedom** at 2 hours and are **migraine and rescue med free** at 48hrs

Trudhesa – Impressive Reduction in Hospitalizations, ER and Urgent Care Visits


INCIDENCE (n)
Hospitalizations
ER Visits
Urgent Care Visits
2
0
35
5
25
0
Baseline
Trudhesa
Exposure Adjusted Event rate (EAER*)
0.6
0
9.9
2.6
7.1
0

~73% Reduction in ER Visits
Achieving a 100% Reduction in Hospitalizations / Urgent Care Provides Tangible Economic Value to Payors

* EAER is a standardized metric used by payors to judge the effectiveness of a medication in lowering medical costs

The Trudhesa Market Opportunity and Commercialization Strategy


INSTRUCTIONS FOR USE
Trudhesa™
(true-deh-sa)
Remove and Follow When Dosing

Impel PHARMACEUTICALS

Migraine: Strong Market Growth but Ongoing Unmet Need

Migraine – Large Growing Market with Significant Unmet Need Despite New Treatment Innovations



Triptan
Non Triptan
35,000,000
30,000,000
25,000,000
20,000,000
15,000,000
10,000,000
5,000,000
-
Annual Prescriptions
24M
+13%
27M
+11%
30M
12%
88%
19%
81%
25%
75%
2019
2020
2021

Source: Symphony Health

Nurtec ODT and Ubrelvy Patient Claims Show ~60% Therapy Abandonment 90 Day Post Start



100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
21%
36%
43%
57%
23%
43%
34%
66%
Dropped Off
Switched Away
Continuing
Nurtec ODT
Ubrelvy

Source: Symphony Health Patient Claims (Mar'20 – Dec'21)

Impel PHARMACEUTICALS

Disciplined Go-to-Market Approach

Concentrated Prescriber Base allows for high market coverage at launch

Wave 2 Increases the Number of Reps to 120 and Expands Coverage to 16k HCPs Covering 45% of Market


Wave 1
Wave 2
Non Tgt
Migraine Mkt Rx Coverage
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
65%
35%
60 Reps
~8k High
Productive HCP's
~35% Mkt Coverage
55%
10%
35%
120 Reps
~16k High
Productive HCP's
~45% Mkt Coverage
% of Migraine TRx (~27M)
Wave 1
% of Migraine TRx (~27M)
Wave 2

Our Focus: Targeting Highest Productive Writers

	# Reps	Mkt Coverage	Physicians Targeted	Neuro Avg Yearly TRx / HCP	PCP Avg Yearly TRx / HCP
Wave 1	60	~35%	~8k (5.6k Neuro + 2.4k PCP) ~90% of Neuro Mkt ~5% of PCP Mkt	1,474	678
Wave 2	+60	~45%	~16k (6.3k Neuro + 9.7k PCP) ~100% of Neuro Mkt ~25% of PCP Mkt	1,085	489

Source: Symphony Health

Sales Force Targeting Focused on Majority of High Gepant Prescribers

~8k HCPs Generate 70% of All Gepant Rx's



9,000
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
8,092
Gepant Prescribers

~82% of the Top Gepant Writers are Neurologists/PCPs



100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
8%
22%
70%
Other
PCP
Neuro
Top 70% By Specialty

Impel Targeting ~80% of High Gepant Writers



100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
80%
Impel Targets

Source: Symphony Health

Impel PHARMACEUTICALS

Trudhesa – Pricing Reflective of Value and Innovation


Competitive Set Monthly WAC Prices*
Retail Prescription WAC $
$4,000.00
$3,500.00
$3,000.00
$2,500.00
$2,000.00
$1,500.00
$1,000.00
$500.00
$0.00
$892.50
$892.50
$850.00
$3,426.84
Nurtec ODT (rimegepant)
UBRELVY (ubrogepant) tablets
Trudhesa™ (dihydroergotamine mesylate) nasal spray
0.725 mg per spray
MIGRANAL (dihydroergotamine mesylate, USP)
Nurtec (8 tabs)
Ubrelvy (10 tabs)
Trudhesa (4 PODs)
Migranal - Cipla (8 count)

* WAC Price represents cost for 1 retail prescription package

Impel PHARMACEUTICALS

Trudhesa – Strong Overall Market Access Footprint with Expansion of Downstream Coverage Policies

Current Percent of Commercial Lives Contracted



100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
80%
Commercial Lives

*Source: Internal

Percent of Rx Shipments Reimbursed



60%
50%
40%
30%
20%
10%
0%
40%
51%
Q4
Q1

*Source: Internal Pharmacy Data

Impel PHARMACEUTICALS

Trudhesa – Continued Prescription and Share Growth

Launch Focus: Drive Rapid Adoption of Trudhesa


Trudhesa Cumulative nTRx
Cumulative nTRx
18,000
16,000
14,000
12,000
10,000
8,000
6,000
4,000
2,000
-
651
1,933
4,214
6,454
9,322
13,047
16,750
Oct'21
Nov'21
Dec'21
Jan'22
Feb'22
Mar'22
Apr'22

Trudhesa nTRx Share of Acute Branded Market Among All Writers


Share Among All Writers
5.0%
4.0%
3.0%
2.0%
1.0%
0.0%
1.7%
2.3%
2.5%
2.9%
3.7%
4.4%
4.9%
End of Oct
End of Nov
End of Dec
End of Jan
End of Feb
End of Mar
End of Apr

Source: Symphony nTRx data (n=1,024) thru 4/29
Acute Branded Market = Trudhesa, Nurtec ODT, Ubrelvy

Impel PHARMACEUTICALS

Trudhesa - Average Weekly TRx Momentum Continues Into Q2

Launch Focus: Drive Rapid Adoption of Trudhesa


Average Weekly Trudhesa nTRx
Avg Weekly nTRx
1200
1000
800
600
400
200
0
158
322
486
526
701
841
872
1,097
Avg Wk Oct
Avg Wk Nov
Avg Wk Dec
Avg Wk Jan
Avg Wk Feb
Avg Wk Mar
Avg Wk Apr
Avg First 2 Wk May

- Total Prescriptions in the Migraine Market and Gepant Market declined 13% and 14% respectively in April compared to a growth of 14% and 20% in March
- Trudhesa posted new highs in nNRx and nTRx in first half of May
- Sales force executing on a well-balanced effort of expanding prescriber base while maintaining high activity among current writers

Source: Symphony Health

Impel PHARMACEUTICALS

Trudhesa - Expanding Breadth and Depth of Prescribing Among Target Physicians

Launch Focus: Generate Immediate Uptake in Prescribing



Trudhesa Prescribers
Writers
1400
1200
1000
800
600
400
200
0
1,206
903
632
26%
20%
54%
21%
18%
61%
22%
16%
63%
Dec'21
Feb'22
Apr'22
Non Targets
Targets
Super Targets

Launch Focus: Creating Depth & Breadth Current Prescribers



Trudhesa Prescriber by Rx Ranges
Writers
1400
1200
1000
800
600
400
200
0
1,206
903
632
28%
17%
40%
15%
21%
16%
42%
21%
13%
13%
41%
34%
Dec'21
Feb'22
Apr'22
11+
6 to 10
2 to 5
1

Source: Internal Pharmacy data

Impel PHARMACEUTICALS

Encouraging Feedback From Trudhesa Patients Leading To High Refill Rates

Patient Survey: Trudhesa Performance Compared to Other Abortives



61%
58%
60%
40%
20%
0%
Worked Faster
Provided Better Overall Efficacy

Source: Ipsos Patient Survey (n=200)
How does Trudhesa nasal spray compare to other abortive medications you have used previously for your migraines on the following?

Trudhesa New Patient Refill Rate



80%
65%
60%
40%
20%
0%
Percent of Patients Refilling First Rx
Launch To Date Monthly Refill Rate

Source: Internal Pharmacy data using new patients thru Mar'22

Impel PHARMACEUTICALS

Trudhesa - Provides Desired Efficacy To a Broad Pool of Patients

Nurtec ODT and Ubrelvy Patient Claims Show ~60% Therapy Abandonment 90 Day Post Start


~160k Patients
~212k Patients
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
43%
36%
21%
38%
40%
22%
57%
62%
Continuing
Switched Away
Dropped Off
Nurtec ODT
Ubrelvy

~35-45% of Trudhesa Patients Being Either Switched From or Added to Gepants


100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
10%
30%
26%
34%
8%
17%
30%
45%
Other
Triptans
@CGRP
Gepants
Switched From
Added On

Prescribers Showing Broad Mix of Patient Types When Using Trudhesa


100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
32%
40%
28%
Lapsed Migraine Therapy
Switched From Other Therapy
Added to Other Migraine Therapy
Trudhesa Source of Business

Source: Symphony Health Patient Claims (Jan'21 – Feb'22)

Impel PHARMACEUTICALS

Among *Early Prescribers* Trudhesa Filling a Need in the Post Triptan Market

Current 4 Week Share of Acute Branded Market NBRx Among Current Trudhesa Prescribers



Curr 4 Wk Share of New to Brand Starts
60.0%
50.0%
40.0%
30.0%
20.0%
10.0%
0.0%
9%
15%
41%
42%
50%
43%
All Writers
Top 100 Writers

	Trudhesa	Ubrelvy	Nurtec ODT
All Writers	8.8%	41.3%	49.9%
Top 100 Writers	14.6%	42.0%	43.4%

Source: Symphony NBRx data (n=950) thru 4/29
Acute Branded Market = Trudhesa, Nurtec ODT, Ubrelvy

Impel PHARMACEUTICALS

Pipeline Growth Opportunities

INP105 – Acute Treatment of Agitation and Aggression in Autism

INP105 - SIMILAR PK TO OLANZAPINE INJECTION, BUT FASTER TO PEAK BLOOD LEVELS

Target Product Profile

RAPID ONSET
Faster to peak blood level than IM

WELL-TOLERATED
Minimal syncope

POD DELIVERY
Non-invasive delivery administered by self or caregiver

TARGETS UNMET NEED
Currently no approved therapies for acute agitation in autism



Clinical Development to Date – Phase 1B

Rapid T_{max}, C_{max} and AUC of INP105 matches 5mg olanzapine



Plasma Concentration Olanzapine (ng/mL)
0
10
20
Olanzapine IM 5 mg (N=20)
INP105 POD 5 mg (N=10)
0
1
2
3
4
Time (hr)

*Nominal times used for mean plot

INP105 ACES (agitation scale) change over 1 hour



OLZ IM 5 mg (n=20)
INP105 5 mg (n=10)
Placebo (n=10)
ACES SCORE CHANGE
2.5
2
1.5
1
0.5
0
-0.5
15
30
60
TIME (MINS)

Phase IIa Proof of Concept Trial – The CALM 201 Study – Anticipated to be initiated in Q2 2022

Impel PHARMACEUTICALS

Financials and Summary

Impel PHARMACEUTICALS

Financial Results for Q1 2022

- **Net Product Revenues**
  - $1.8M for 1st quarter 2022
  - Initial shipments of TRUDHESA to specialty pharmacies were initiated in late September 2021 ahead of the October commercial launch
- **Research and Development (R&D) expenses**
  - $3.7M for 1st quarter 2022 vs. $4.3M for the same period in 2021
  - Decrease primarily due to reduction in TRUDHESA clinical expenses as the Phase 3 study was closed
- **Selling, General and Administrative (SG&A) expenses**
  - $19.8M for 1st quarter 2022 vs. $5.5M for the same period in 2021
  - Increase primarily due to the ramp up in spending to support the commercial and marketing activity to support the TRUDHESA launch

Impel PHARMACEUTICALS

Financial Results for Q1 2022 (cont'd)

- **Net Loss**
  - $27.0M for 1st quarter 2022 or ($1.17) per common share vs. $11.4M or ($15.09) per common share for same period in 2021
- **Cash Runway**
  - As of March 31st, 2022, the company had cash and cash equivalents of $130 million
  - Company believes it has sufficient resources to fund the Company into 2024

Impel PHARMACEUTICALS

Impel – Overall Performance Summary

- **Continued strong launch momentum with Trudhesa supported by a market access coverage and positive physician and patient feedback**
  - Normalized Total Rx's more than doubled in Q1 2022 vs. Q4 2021
  - Increased overall Trudhesa prescribers by approx.70%
  - Trudhesa new to brand share among Super Targets nearly doubled

- **Strengthened financial position with projected cash runway into 2024**

- **Planned Initiation of INP105 Phase IIa Proof of Concept Study (CALM 201 Study) in Q2 2022 with results expected in 1H 2023**

A Continued Journey of Transformation

Thank You and Q&A

Impel PHARMACEUTICALS